Part I, Item 9—Identifying Information

Request: Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.

Response:

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
ORCHESTRA BORROWER LLC	DE	VIRTU KCG HOLDINGS, LLC	INDIRECT OWNER	07/2017	E	Y	N	82-1849448
TJMT HOLDINGS LLC	DE	VIRTU FINANCIAL LLC	INDIRECT OWNER	07/2017	C	Y	N	26-1726951
VFH PARENT LLC	DE	VIRTU FINANCIAL OPERATING LLC	INDIRECT PARENT COMPANY	07/2017	E	Y	N	45-2287937
VIRTU FINANCIAL LLC	DE	VFH PARENT LLC	INDIRECT PARENT COMPANY	07/2017	E	Y	N	20-0337804
VIRTU FINANCIAL OPERATING LLC	DE	ORCHESTRA BORROWER LLC	INDIRECT OWNER	07/2017	E	Y	N	26-2211621
VIRTU FINANCIAL, INC.	DE	VIRTU FINANCIAL LLC	PARENT COMPANY	07/2017	D	Y	Y	32-0420206
VIRTU KCG HOLDINGS LLC	DE	VIRTU KNIGHT CAPITAL GROUP LLC	INDIRECT OWNER	07/2013	E	Y	N	38-3898306
VIRTU KNIGHT CAPITAL GROUP LLC	DE	VIRTU STRATEGIC HOLDINGS LLC	INDIRECT OWNER	07/2013	E	Y	N	22-3689303